Exhibit 21

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
Weber-Stephen Products LLC	Delaware
Weber-Stephen Products Co. (Aust) Pty Ltd.	Australia
Weber-Stephen Products (U.K.) Limited	United Kingdom
Weber-Stephen Nordic ApS	Denmark
Weber-Stephen France SAS	France
Weber-Stephen Deutschland GmbH	Germany
Weber-Stephen Österreich GmbH	Austria
Weber-Stephen Holland B.V.	Netherlands
Weber-Stephen Products Belgium BVBA	Belgium
Weber-Stephen Holdings (U.K.) Ltd.	United Kingdom
Weber-Stephen Canada Company	Canada
Weber HoldCo LLC	Delaware
WSP IntermediateCo, LLC	Delaware
June Life, Inc.	Delaware
June Life Holdings I, LLC	Delaware
June Life Holdings II, LLC	Delaware